Dearborn Capital Management, L.L.C.
555 West Jackson Blvd., Suite 600
 Chicago, Illinois  60661
                                                                                                                        July 12, 2018
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549
Attention:  Mr. Josh Lobert
Re:	Grant Park Futures Fund Limited Partnership Registration Statement on Form S-1 Registration No. 333-223480 Request for Acceleration of Effectiveness
Dear Mr. Lobert:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Grant Park Futures Fund Limited Partnership (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 1:00 p.m., Eastern time, on Friday, July 13, 2018, or as soon thereafter as practicable.
With respect to the Registrant’s request for acceleration of the effective date of the Registration Statement, please be advised that the Registrant acknowledges that:
(1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact our counsel, Jennifer Durham King of Vedder Price P.C., at (312) 609-7835 if you require any additional information.  Thank you very much for your assistance in this matter.
Very truly yours, Grant Park Futures Fund Limited Partnership By: Dearborn Capital Management, L.L.C. its General Partner By: /s/ Maureen O’Rourke Maureen O’Rourke Chief Financial Officer

cc: Jennifer Durham King, Vedder Price P.C.